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Exhibit 12--Statement of Computation of Ratio of Earnings to Fixed Charges
American Axle & Manufacturing Holdings, Inc.

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
              (unaudited)
                    (in thousands except for ratios)

                                                                     10 MOS
                                                                                      1998      1997      1996      1995      1994
Fixed charges:
Interest expense, including amortization of debt issuance costs                      44,784     8,956       340     1,566     1,371
Estimated interest portion of rents                                                   4,667     3,233     1,467        60         0
Capitalized interest                                                                  3,788       217         0         0         0
Preferred stock dividend                                                                  0    12,000    17,915    13,642         0
Gross-up of preferred stock dividend as if it were pre-tax                                0     6,750    10,077     7,674         0
                                                                                  -------------------------------------------------

Total fixed charges as defined                                                       53,239    31,156    29,799    22,942     1,371

Earnings:
Income from continuing operations before income tax expense                           5,602    94,197    98,324   117,971    77,821
Total fixed charges as defined                                                       53,239    31,156    29,799    22,942     1,371
Fixed charges not deducted in the determination of income from
   continuing operations before income tax expense                                   (3,788)  (18,967)  (27,992)  (21,316)        0
                                                                                  -------------------------------------------------

Total earnings as defined                                                            55,053   106,386   100,131   119,597    79,192

Ratio of earnings to fixed charges                                                     1.03      3.41      3.36      5.21     57.76
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